
July 26, 2019

J.C. Butler, Jr.
President and Chief Executive Officer
NACCO Industries, Inc.
5875 Landerbrook Drive
Suite 220
Cleveland, OH 44124-4069

> **Re: NACCO Industries, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2018**
>   **Filed March 6, 2019**
>   **File No. 001-09172**

Dear Mr. Butler:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Telecommunications

cc: Elizabeth Loveman, Vice President and Controller